Exhibit 99.1

K Wave Media Announces Plans to Launch One of the First Entertainment Tokenization Platforms with Strategic Investment from Galaxy Digital and Backing from Korea’s Leading IP Companies

New York, NY / Seoul, Korea – September 29, 2025

K Wave Media (Nasdaq: KWM), a Korean cultural innovation and digital asset company, today announced plans to develop one of the industry’s first entertainment tokenization platforms. The platform will offer innovative tools such as revenue-sharing tokens that enable fractional ownership in films, concerts, branded content, and IP rights, along with smart contract–based automated royalty distribution to ensure transparent payouts to creators, investors, and rights holders.

Even ahead of its official launch, more than 38 leading Korean content producers and IP holders have signed MOUs to participate in and utilize the platform.

As part of this initiative, Galaxy Digital (Nasdaq/TSX: GLXY) — already serving as KWM’s Asset Manager and Strategic Advisor — made an approximately $1 million equity investment in KWM and received warrants for additional shares.

KWM seeks to transform how entertainment projects raise capital and how fans engage with their favorite stars and creative works. The platform will also accept Bitcoin as a means of payment and investment, positioning it at the forefront of digital finance in the entertainment sector.

“This platform is designed to be open and accessible. It’s not just for the 250 million+ global K-culture fans, but for anyone who wants to support and participate in entertainment IP and art,” said Ted Kim, CEO of KWM. “With a single click, fans can back the projects they love while enjoying a seamless, fun experience where the technology works in the background. The early commitment of 38 respected content and IP holders demonstrates the strong demand and confidence in what we’re building.”

KWM’s approach combines the global influence of Korean media, institutional-grade financial frameworks, and Web3 innovation — creating a new blueprint for public companies in the tokenization era.

With its cross-border strategy, KWM is uniquely positioned to connect Korean retail markets, U.S. institutional investors, and global crypto communities, creating a powerful multi-market growth engine.

This investment represents a significant milestone in KWM’s evolution and sets the stage for a new era of tokenized entertainment and borderless capital engagement.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of KWM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KWM. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or KWM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KWM does not presently know, or that KWM currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KWM’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of KWM described in KWM’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. KWM anticipates that subsequent events and developments will cause its assessments to change. However, while KWM may elect to update these forward-looking statements at some point in the future, KWM specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing KWM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations: info@kwavemedia.com

Evan Sneider: esneider@redroosterpr.com